SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM	1 Translation of letter to the Argentine Securities Commission dated April 26, 2024.

Buenos Aires, April 26, 2024.

To the

Comisión Nacional de Valores (“CNV”)

25 de Mayo 175

City of Buenos Aires

Bolsas y Mercados Argentinos S.A. (“ByMA”)

Sarmiento 299

City of Buenos Aires

Mercado Abierto Electrónico S.A. (“MAE”)

Maipú 1210

City of Buenos Aires

Re: Appointment of Audit Committee of YPF S.A.

Dear Sirs:

The purpose of this letter is to comply with the requirements of the CNV, ByMA and MAE Listing Regulations.

The Board of Directors of YPF S.A., at its meeting held on April 26, 2024, resolved to appoint the following Directors as members of the Audit Committee:

Title	Names	Status
President	Mario Eduardo Vázquez	Independent

Members	Omar Gutiérrez	Independent

	Eduardo Alberto Ottino	Independent

Additionally, we inform you that Mr. Mario Eduardo Vázquez is the “Audit Committee Financial Expert.”

Yours faithfully,

Margarita Chun

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: April 26, 2024	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer